

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 20, 2008

Mr. David Zaiken
Chief Executive Officer
Siberian Energy Group Inc.
275 Madison Avenue, 6<sup>th</sup> Floor
New York, NY  10016

> **Re:**   **Siberian Energy Group Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Response Letter Dated March 7, 2007**
> **File No. 333-118902**

Dear Mr. Zaiken:

We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, and response letter dated March 7, 2008, and have the following additional comment.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Executive Compensation, page 48

1.      We have read your response to prior comment 1, regarding the discounting applied in valuing common shares issued in exchange for property and services, in which you explain how you valued the stock conveyed.  As mentioned in our phone conversation on March 20, 2008, we have discussed your valuation methodologies, conclusion to discount and underlying reasons supporting your conclusion with our Division Chief Accountant's office.  We do not find your arguments in favor of valuing assets acquired by issuing common stock based on a discount to the market price of the shares conveyed persuasive.

Accordingly, we continue to believe that you should adjust your financial statements.   Please provide us with a draft amendment reflecting the corrections to your accounting and your proposed expanded disclosure for each of the transactions entailing the issuance of common stock, other than pursuant to the exercise of options and warrants.  If you have utilized similar discounting in valuing options and warrants, also correct those valuations and address the revisions in your disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters.  Please contact me, at (202) 551-3686, with any other questions.

Sincerely,


Karl Hiller
Branch Chief